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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

				Three Months Ended
	Year Ended December 31,
				March 29, 2002	March 28, 2003
	2000	2001	2002
Income (loss) before provision (benefit) for income taxes	$(5,613)	$(4,653)	$(3,509)	$(5,016)	$(7,187)
Interest expense	22,574	35,024	33,967	8,006	8,061
Portion of rent determined to be interest	1,561	2,178	2,085	516	471

Subtotal	18,522	32,549	32,543	3,506	1,345

Interest expense	22,574	35,024	33,967	8,006	8,061
Portion of rent determined to be interest	1,561	2,178	2,085	516	471
Dividends on Company-obligated mandatorily redeemable convertible trust preferred securities	972	—	—	—	—

Subtotal	$25,107	$37,202	$36,052	$8,522	$8,532

Ratio of earnings to fixed charges	0.7	0.9	0.9	0.4	0.2
Deficiency of earnings to fixed charges	$(6,585)	$(4,653)	$(3,509)	$(5,016)	$(7,187)

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES